GOLDEN TRINITY GROUP

Unlock the Golden Trinity of Real Estate!!!!



GOLDEN TRINITY

goldentrinitygroup.com Ogden, UT



Highlights

1. First funds deployed May 2025 for new construction in a high-growth U.S. market
2. Ability to use creative deal structures for minimal capital requirements.
3. Led by entrepreneur Noelle Randall with a proven track record in real estate
4. Three income streams: new builds, property acquisitions, and commercial conversions
5. Minimum investment is just $1,000 with quarterly profit distribution
6. Ability to use creative deal structures for minimal capital requirements.

Team



Noelle Deshonna Randall Manager

Bachelor degree from UConn Masters Degree From Penn State Former VP at JP Morgan Chase Acquired millions of dollars in real estate Built and managed an extensive portfolio of single family homes Author of four books Real estate coach & mentor



John Raymond Manager SPV Voting Proxy

MBA in finance from Washington State University Diverse background in business, real estate, private investment and operations Involved in multifamily projects in the southeast Worked with Fortune 500 companies. 20+ years in operations

Build your real estate portfolio with Golden Trinity

Unlock the Golden Trinity of Real Estate Investing

At Golden Trinity, we believe real estate is the foundation of lasting wealth — and everyone should have access to it. Our mission is to open the doors of real estate investing to everyday people like you by offering a diversified, professionally managed fund designed to generate **passive income, long-term growth, and real equity**.

With just $1,000 minimum investment, you can own a stake in Golden Trinity and unlock the power of real estate managed by industry experts - and finally start building wealth through real estate.

The Golden Trinity Fund is Built on Three Pillars of Wealth

We focus on real estate strategies that offer the three most powerful wealth-building

benefits:

1. **Cash Flow** – You earn passive income from properties producing consistent monthly returns

2. **Appreciation** – Your investment grows as our properties increase in value

3. **Equity** – You share in the profits and equity created through renovation, development, and long-term holding

This is the Golden Trinity of real estate — and we've designed our fund to deliver all three.

Returns are not guaranteed

Why We're Raising Capital Now

There's a massive shortage of rental housing and quality properties in the U.S. —

especially in growing cities and suburban areas. Meanwhile, demand for short-term and mid-term rental spaces (like Airbnb and travel nurse housing) continues to surge.

We're seizing this moment to acquire and develop the right mix of real estate that meets market needs and produces strong returns for our investors.

We've already raised $68,000+ and deployed capital into our first new construction project in May 2025. Your investment will help us scale faster and fund more property acquisitions, renovations, and developments.

Our fundraising goal is $5 million, and we want you to be part of it.

Led by a Team with Decades of Real Estate Experience

Our leadership team brings years of hands-on experience across the real estate spectrum — from short term rentals, fix-and-flips to multifamily syndications, and ground-up development. We've built, bought, and managed millions in real estate assets — and now we're giving *you* the opportunity to invest alongside us.

Diverse Investment Strategy = Smarter Risk Management

We don't put all our eggs in one basket. Your investment is spread across a curated portfolio that includes:

- **Single-Family Rentals**

- **Multi-Family Properties**

- **Short-Term & Mid-Term Rentals (Airbnb, travel nurses, etc.)**

- **Ground-Up Construction Projects**

This approach helps us capture emerging trends and hedge against market fluctuations — all while maximizing your potential returns.



How You Benefit as an Investor

1. Passive Income – You earn without lifting a finger. We handle the day-to-day operations. Low Minimum Investment – Start with just $1,000.

2. Quarterly Profit Distributions – Get paid regularly as properties generate revenue.

3. Backed by Real Assets – Your investment is secured by real estate.

4. Transparent Updates – You'll always know what your money is doing.

5. Exclusive Perks – Investors of $1,000+ can list their own property on our platform and keep 50% of the rental income.

VIP Access – Get invited to exclusive live events and investor meetups.

Why Invest in the Golden Trinity Fund?

✅ **Reg CF Offering** – Invest whether you're accredited or not

✅ **Low Minimum Investment** – Get started with just $1,000

✅ **Passive Income** – We handle everything; you collect the rewards

✅ **Transparent Reporting** – You'll always know where your money is going

✅ **Backed by Real Assets** – Your investment is secured by property


GOLDEN
TRINITY
Investing in Real Estate
VS
Not Investing in Real Estate
Generates monthly cash flow that builds over time.
No recurring income—you're always trading time for money.
Properties increase in value the longer you hold them.
Miss out on long-term equity growth.
Rents rise with inflation—your asset works for you.
Your money loses value sitting still.
Write-offs and tax deferments that reduce what you owe.
You pay full tax with fewer legal breaks.
You own real property with real value.
No physical asset to leverage, borrow against, or sell.
Balances your portfolio beyond just stocks and crypto.
Fully exposed to market volatility and downturns.
You decide what to buy, how to operate, and when to sell.
No control—your money's tied to someone else's decisions.

Where Your Money Goes

Your investment goes directly toward:

- Property acquisitions and renovations
- New construction projects in high-growth markets
- Operational scaling and deal sourcing
- Expanding short-term and mid-term rental assets

This capital helps us move quickly on great opportunities — and positions the fund for strong, long-term performance.

Ready to Join Us?

You've been waiting for the right opportunity to get into real estate. This is it.

We've created a fund that balances risk with reward — and gives you a seat at the table.

With Golden Trinity, you're not just investing in properties. You're investing in a

proven strategy designed to build wealth, grow income, and create lasting equity — all with expert leadership and a clear mission.

Start with just $1,000 and begin building your real estate portfolio today.


You don't have to FIND properties
You don't have to BUY properties
You don't have to FIND tenants
You don't have to COLLECT rents
GOLDEN TRINITY
REAL ESTATE GROUP
REVIEW
You don't have to REPAIR properties
You have the right to receive quarterly profits.
When a Golden Trinity LLC property is sold, you have the right to receive a portion of any profits.
If Golden Trinity LLC is bought or sold, as an owner you have a right to proceeds commensurate with your ownership.

Downloads

- Golden Trinity DECK (NEW).pptx